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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SONOMAWEST HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, no par value
(Title of Class of Securities)

835637 109
(CUSIP Number)

Gary L. Hess
2031 San Antonio Place
Santa Rosa, CA 95405
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 3, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)

CUSIP No. 835637 109	13D

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Gary L. Hess

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 83,617

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 83,617

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,617(1)

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IN

(1)     Includes 73,617 shares owned directly by Mr. Hess and 10,000 shares issuable upon the exercise of stock options.

SEC 1746 (2/98)

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of SonomaWest Holdings, Inc. (the “Company”), whose offices are located at 2064 Highway 116 North,Sebastopol, CA 95472.

Item 2. Identity and Background

(a)	Gary L. Hess;

(b)	2031 San Antonio Place Santa Rosa, California 95405;

(c)	Director SonomaWest Holdings, Inc. 2064 Highway 116, North Sebastopol, California 95472

(d)	None;

(e)	None; and

(f)	United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The acquisitions of the securities of the issuer were for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)	Amount beneficially owned: 83,617 Percent of class: 7.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 83,617;

(ii)	Shared power to vote or to direct the vote: -0-;

(iii)	Sole power to dispose or to direct the disposition of: 83,617; and

(iv)	Shared power to dispose or to direct the disposition of: -0-.

(c)	The following transactions took place within the past sixty days.

Name	Transaction	Date	No. of Shares	Price ($)	Where, how transacted
Gary L. Hess	Disposition	08/03/04	30,000	$9.00	Disposition in private sale

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 31, 2002, Mr. Hess, as a director of the Company, was granted options to purchase 5,000 shares of Common Stock with an exercise price of $7.20 per share and an expiration date of July 30, 2012.

On July 30, 2003, Mr. Hess as a director of the Company, was granted options to purchase 5,000 shares of Common Stock with an exercise price of $5.00 per share and an expiration date of July 29, 2013.

Item 7. Material to Be Filed as Exhibits

Exhibit 10.1 - Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Gary L. Hess, dated July 31, 2002 for 5,000 shares of Common Stock incorporated by reference from Schedule 13D filed on November 8, 2002.

Exhibit 10.2 - Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Gary L. Hess, dated July 30, 2003 for 5,000 shares of Common Stock.

Exhibit 10.3 - Form SonomaWest Holdings, Inc. 2002 Stock Incentive Plan - Stock Option Agreement incorporated by reference from Schedule 13D filed on November 8, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2004
Date

/s/ Gary L. Hess
Signature

Gary L. Hess
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)